October 21, 2024

James Jin Cheng
Chief Financial Officer
Canaan Inc.
28 Ayer Rajah Crescent #06-08, S139959
Singapore

       Re: Canaan Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed April 17, 2024
           File No. 001-39127
Dear James Jin Cheng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing